UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

CMGI, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

125750109 (CUSIP Number)

August 2, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 125750109	13G	Page 2 of 22 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only) Bain Capital Fund IV, L.P. EIN No.: 04-3185924
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 11,059,221 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 11,059,221 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,059,221
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 125750109	13G	Page 3 of 22 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only) Information Partners EIN No.: 04-3060617
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 389,331 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 389,331 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 389,331
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 125750109	13G	Page 4 of 22 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only) BCIP Associates EIN No.: 04-3109427
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 641,116 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 641,116 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 641,116
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 125750109	13G	Page 5 of 22 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only) BCIP Trust Associates, L.P. EIN No.: 04-3109428
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 380,700 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 380,700 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 380,700
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 125750109	13G	Page 6 of 22 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only) Bain Capital Partners V, L.P. EIN No.: 04-3290091
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 7,694,938 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 7,694,938 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,694,938
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 125750109	13G	Page 7 of 22 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only) BCM Capital Partners, L.P. EIN No.: 04-3302520
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 518,967 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 518,967 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 518,967
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 125750109	13G	Page 8 of 22 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only) BCIP Trust Associates II EIN No.: 04-3400371
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 3,942 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 3,942 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,942
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 125750109	13G	Page 9 of 22 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only) BCIP Trust Associates II-B EIN No.: 04-3400372
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 1,244 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 1,244 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,244
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 125750109	13G	Page 10 of 22 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only) Sankaty High Yield Partners II, L.P. EIN No.: 04-3490549
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 174,719 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 174,719 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,719
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 125750109	13G	Page 11 of 22 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only) Sankaty High Yield Partners III, L.P. EIN No.: 04-3554845
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 174,719 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 174,719 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,719
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 125750109	13G	Page 12 of 22 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only) Sankaty Credit Opportunities, L.P. EIN No.: 51-0422167
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 174,719 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 174,719 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,719
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 125750109	13G	Page 13 of 22 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only) Nicholas G. Nomicos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 223,362 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 223,362 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 223,362
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON IN

SCHEDULE 13G

Item 1(a) Name of Issuer:

The name of the issuer to which this filing on Schedule 13G relates is CMGI, Inc. (the “Company”).

1(b) Address of Issuer’s Principal Executive Offices:

The principal executive offices of the Company are located at 1100 Winter Street, Waltham, MA 02451.

Item 2(a) Name of Person Filing:

This statement is being filed on behalf of the following (collectively, the “Reporting Persons”): (1) Bain Capital Fund IV, L.P., a Delaware limited partnership (“Fund IV”), (2) Information Partners, a Massachusetts general partnership (“Information Partners”), (3) BCIP Associates, a Delaware general partnership (“BCIP”), (4) BCIP Trust Associates, L.P., a Delaware limited partnership (“BCIPTA”), (5) Bain Capital Partners V, L.P., a Delaware limited partnership (“Bain Partners V”), (6) BCM Capital Partners, L.P., a Delaware limited partnership (“BCM”), (7) BCIP Trust Associates II, a Delaware general partnership (“BCIPTA II”), (8) BCIP Trust Associates II-B, a Delaware general partnership (“BCIPTA II-B”), (9) Sankaty High Yield Partners II, L.P., a Delaware limited partnership (“Sankaty II”), (10) Sankaty High Yield Partners III, L.P., a Delaware limited partnership (“Sankaty III”), (11) Sankaty Credit Opportunities, L.P., a Delaware limited partnership (“SCO”) and (12) Nicholas G. Nomicos.

Bain Capital Partners IV, L.P., a Delaware limited partnership (“Bain Partners IV”), is the sole general partner of Fund IV and the managing partner of Information Partners. Bain Capital Investors, LLC, a Delaware limited liability company (BCI”), is the sole general partner of Bain Partners IV and Bain Partners V, the sole member of the management committee of each of BCIP and BCIPTA, and the managing partner of each of BCIPTA II and BCIPTA II-B.

Bain Capital V Mezzanine Partners, L.P., a Delaware limited partnership (“Mezzanine Partners”), is the sole general partner of BCM. Sankaty Investors, LLC, a Delaware limited liability company (“Sankaty Investors”), is the sole general partner of Mezzanine Partners.

Sankaty High Yield Asset Investors II, LLC, a Delaware limited liability company (“Sankaty HYA II”), is the sole general partner of Sankaty II. Sankaty Investors II, LLC, a Delaware limited liability company (“Sankaty Investors II”), is the sole managing member of Sankaty HYA II.

Sankaty High Yield Asset Investors III, LLC, a Delaware limited liability company (“Sankaty HYA III”), is the sole general partner of Sankaty III. Sankaty Investors III, LLC, a Delaware limited liability company (“Sankaty Investors III”), is the sole managing member of Sankaty HYA III.

Sankaty Credit Opportunities Investors, LLC, a Delaware limited liability company (“SCO Investors”), is the sole general partner of SCO. Sankaty Credit Member, LLC, a Delaware limited liability company (“SCO Member”), is the sole managing member of SCO Investors.

Mr. Jonathan S. Lavine is the sole managing member of each of Sankaty Investors, Sankaty Investors II, Sankaty Investors III and SCO Member.

The Reporting Persons have entered into a Joint Filing Agreement, dated August 3, 2004, a copy of which is filed with this Schedule G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

2(b) Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons, Bain Partners IV, BCI, Mezzanine Partners, Sankaty Investors, Sankaty HYA II, Sankaty Investors II, Sankaty HYA III, Sankaty Investors III, SCO Investors and SCO Member is c/o Bain Capital, LLC, III Huntington Avenue, Boston, MA 02199.

2(c) Citizenship:

Each of Fund IV, BCIP, BCIPTA, Bain Partners V, BCM, BCIPTA II, BCIPTA II-B, Sankaty II, Sankaty III, SCO, Bain Partners IV, BCI, Mezzanine Partners, Sankaty Investors, Sankaty HYA II, Sankaty Investors II, Sankaty HYA III, Sankaty III, SCO Investors and SCO Member is organized under the laws of the State of Delaware. Information Partners is organized under the laws of the Commonwealth of Massachusetts. Mr. Nomicos and Mr. Lavine are citizens of the United States.

2(d) Title of Class of Securities:

The class of equity securities of the Company to which this filing on Schedule 13G relates is Common Stock, par value $0.01 per share (“Common Stock”).

2(e) CUSIP Number:

The CUSIP number of the Company’s Common Stock is 125750109.

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a: Not Applicable

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

	☒	If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4(a) Amount beneficially owned

This Schedule 13G is being filed on behalf of the Reporting Persons who, along with Timothy M. Adams, BankAmerica Investment Corporation, Daniel F. Beck, Canpartners Investments IV, LLC, Chase Equity Associates, L.P., Rory J. Cowan, Robert T. Dechant, Enterprise Associates, LLC, Vahram V. Erdekian, Sheila M. Flaherty, Fleet National Bank, Trustee of the Alexander S. Moore Trust dtd. 6/5/96, Fleet National Bank, Trustee of the Abegail L. Moore Trust dtd. 6/5/96, Harding Holdings, Inc., Deborah A. Keeman, Jeremiah Kelly, Linwood A. Lacy, Terence M. Leahy, Stephen D.R. Moore, R. Scott Murray, OCM Mezzanine Fund, L.P., Morton H. Rosenthal, W. Ken Southerland, Randy S. Stone, David A. Tanner, and The Murray 2003 Qualified Annuity Trust (collectively, the “Other Persons”), may be deemed as a group with respect to the ownership of the Common Stock of the Company as a result of the Reporting Persons or their affiliates and the Other Persons being signatories to that certain Stock Transfer Agreement, dated as of March 23, 2003, and that certain Stockholder Selling Agreement, dated as of August 2, 2004. The Reporting Persons, together with the Other Persons, may be deemed to beneficially own in the aggregate 62,521,577 shares of Common Stock of the Company representing, in the aggregate, 13.2% of the Company’s Common Stock. The percentage of Common Stock held by the Reporting Persons and the Other Persons is based on the number of shares of Common Stock of the Company outstanding as reported in the Company’s Form 10-Q for the quarter ended April 30, 2004 plus approximately 68,600,000 million shares to be issued on August 2, 2004 as reported in the Company’s current report on Form 8-K dated August 2, 2004.

As of the close of business on August 2, 2004, the following shares were owned by the Reporting Persons:

Fund IV owned 11,059,221 shares of the Company, representing approximately 2.4% of the Company’s outstanding Common Stock (the “Outstanding Shares”). Fund IV acts by and through its general partner, Bain Partners IV. Bain Partners IV acts by and through its general partner, BCI.

Information Partners owned 389,331 shares of the Company, representing approximately 0.1% of the Outstanding Shares. Information Partners acts by and through its managing partner, Bain Partners IV.

BCIP owned 641,116 shares of the Company, representing approximately 0.1% of the Outstanding Shares. BCIP acts by and through the sole member of its management committee, BCI.

BCIPTA owned 380,700 shares of the Company, representing approximately 0.1% of the Outstanding Shares. BCIPTA acts by and through the sole member of its management committee, BCI.

Bain Partners V owned 7,694,938 shares of the Company, representing approximately 1.6% of the Outstanding Shares. Bain Partners V acts by and through its general partner, BCI.

BCM owned 518,967 shares of the Company, representing approximately 0.1% of the Outstanding Shares. BCM acts by and through its general partner, Mezzanine Partners. Mezzanine Partners acts by and through its general partner, Sankaty Investors. Sankaty Investors acts by and through its managing member, Mr. Jonathan S. Lavine.

BCIPTA II owned 3,942 shares of the Company, representing approximately 0.0% of the Outstanding Shares. BCIPTA II acts by and through its managing partner, BCI.

BCIPTA II-B owned 1,244 shares of the Company, representing approximately 0.0% of the Outstanding Shares. BCIPTA II-B acts by and through its managing partner, BCI.

Sankaty II owned 174,719 shares of the Company, representing approximately 0.0% of the Outstanding Shares. Sankaty II acts by and through its general partner, Sankaty HYA II. Sankaty HYA II acts by and through its managing member, Sankaty Investors II. Sankaty Investors II acts by and through its managing member, Mr. Jonathan S. Lavine.

Sankaty III owned 174,719 shares of the Company, representing approximately 0.0% of the Outstanding Shares. Sankaty III acts by and through its general partner, Sankaty HYA III. Sankaty HYA III acts by and through its managing member, Sankaty Investors III. Sankaty Investors III acts by and through its managing member, Mr. Jonathan S. Lavine.

SCO owned 174,719 shares of the Company, representing approximately 0.0% of the Outstanding Shares. SCO acts by and through its general partner, SCO Investors. SCO Investors acts by and through its managing member, SCO Member. SCO Member acts by and through its managing member, Mr. Jonathan S. Lavine.

Mr. Lavine is a member of BCI and he, or entities affiliated with him are partners of BCIP, BCIPTA and BCIPTA II and, accordingly, Mr. Lavine may be deemed to share voting and dispositive power with respect to the shares held or deemed to be held by such entities. Mr. Lavine disclaims beneficial owership of all such shares except to the extent of his pecuniary interest therein.

Mr. Nomicos owned presently-exercisable options to purchase 223,362 shares of Common Stock of the Company, representing approximately 0.0% of the Outstanding Shares. Additionally, Mr. Nomicos and/or entities affiliated with him are partners of BCIP Associates and BCIP Trust Associates II and, accordingly, Mr. Nomicos may be deemed to share voting and dispositive power with respect to the shares held by such entities. Mr. Nomicos disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.

4(b) Percent of Class:

See Item 4(a) hereof.

4(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

(ii) shared power to vote or to direct the vote:

(iii) sole power to dispose or to direct the disposition of:

(iv) shared power to dispose or to direct the disposition of:

See Item 4(a) hereof.

Item 5 Ownership of Five Percent or less of a Class:

If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Not Applicable

Item 6 Ownership of more than Five Percent on behalf of another person:

Not Applicable

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8 Identification and Classification of Members of the Group:

See Items 2 and 4(a) hereof.

Item 9 Notice of Dissolution of Group: Not Applicable

Item 10 Certifications:

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: August 3, 2004

BAIN CAPITAL FUND IV, L.P.
By Bain Capital Partners IV, L.P.,
Its general partner

INFORMATION PARTNERS
By Bain Capital Partners IV, L.P.,
Its Managing Partner

BAIN CAPITAL PARTNERS V, L.P.

By Bain Capital Investors, LLC,
Their general partner

BCIP ASSOCIATES
BCIP TRUST ASSOCIATES, L.P.
By Bain Capital Investors, LLC,
Their management committee

By:	/s/ Michael F. Goss
Michael F. Goss
Managing Director

BCM CAPITAL PARTNERS, L.P.

By:	/s/ Michael F. Goss
Michael F. Goss
Managing Director

SANKATY HIGH YIELD PARTNERS II, L.P.

By:	/s/ Michael F. Goss
Michael F. Goss
Managing Director

SANKATY HIGH YIELD PARTNERS III, L.P.

By:	/s/ Michael F. Goss
Michael F. Goss
Managing Director

SANKATY CREDIT OPPORTUNITIES, L.P.

By:	/s/ Michael F. Goss
Michael F. Goss
Managing Director

/s/ Nicholas G. Nomicos
Nicholas G. Nomicos

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(1)	Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(2)	Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of such information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making this filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: August 3, 2004

BAIN CAPITAL FUND IV, L.P.
By Bain Capital Partners IV, L.P.,
Its general partner

INFORMATION PARTNERS
By Bain Capital Partners IV, L.P.,
Its Managing Partner
BAIN CAPITAL PARTNERS V, L.P.

By Bain Capital Investors, LLC,
Their general partner

BCIP ASSOCIATES
BCIP TRUST ASSOCIATES
By Bain Capital Investors, LLC,
Their management committee

By:	/s/ Michael F. Goss
Michael F. Goss
Managing Director

BCM CAPITAL PARTNERS, L.P.

By:	/s/ Michael F. Goss
Michael F. Goss
Managing Director

SANKATY HIGH YIELD PARTNERS II, L.P.

By:	/s/ Michael F. Goss
Michael F. Goss
Managing Director

SANKATY HIGH YIELD PARTNERS III, L.P.

By:	/s/ Michael F. Goss
Michael F. Goss
Managing Director

SANKATY CREDIT OPPORTUNITIES, L.P.

By:	/s/ Michael F. Goss
Michael F. Goss
Managing Director
/s/ Nicholas G. Nomicos
Nicholas G. Nomicos